Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

December 5, 2019

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Kathryn Jacobson

Robert Littlepage

Paul Fischer

Celeste Murphy

Re: Ideanomics, Inc.

Form 10-K for the Year Ended December 31, 2018 Filed April 1, 2019

Form 10-Q/A for the Quarter Ended March 31, 2019 Filed July 16, 2019

Form 10-Q for the Quarter Ended June 30, 2019 Filed August 14, 2019

File No. 001-35561

Dear Mr. Fischer and Ms. Murphy:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter on October 16, 2019 (the “Comment Letter”) with respect to the Company’s above referenced Forms.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Form 10-Q/A for Quarter Ended March 31, 2019

Item 2. Management’s Discussion & Analysis of Financial condition and Results of Operations Selling, general and administrative expenses, page 33

1. We note your response to comment seven and the disclosure provided in Note 13(d). Please clarify in MD&A where in your income statement you reported the $837,000 in total salary, severance and other expenses, and advise us.

In response to the Staff’s comment, the severance expense of $837,000 was recorded in SG&A expense. We have updated the MD&A in our Form 10-Q filing for the period ended September 30, 2019 to include an explicit reference to this expense.

Form 10-Q/A for Quarter Ended June 30, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies Digital Currency, page 11

Questions 2 / 3 /4

As the Company explained to Mr. Robert Littlepage on a conference call on Monday, November 25, the Company has retained EY in connection with finalizing its response to comments 2, 3 and 4. Once EY has completed its review, which is expected to be on or about December 19, 2019, the Company will submit responses to these comments.

Note 5, Accounts Receivable, page 15

5. We note your response to comment five. On page 26, under Concentration of Credit Risks, you disclosed that as of June 30, 2019 and December 31, 2018, the Company's cash was held by financial institutions (located in the PRC, Hong Kong, the United States and Singapore). It is unclear to us why the closing and reopening of any one bank account can affect certain customers' ability to pay. Tell us why the subject bank account was closed, why you are experiencing a delay in reopening it, and why your customers' payments cannot be diverted to any of the other bank accounts. Additionally, tell us in detail what your options are in connection with your right to enforce payment.

In response to the Staff’s comment, Amer was a joint venture in which Ideanomics’ owned 55% of the equity and had control of the Board. Given that Amer was a joint venture, rather than a wholly owned subsidiary, it was determined that having another Ideanomics’ entity receive the cash on behalf of Amer would potentially give rise to tax and regulatory reporting issues and consequently it was decided not to pursue the option of having customer payments sent to a bank held by another entity in the Ideanomics corporate structure.

The Amer subsidiary was sold on August 31, 2019. The disposal was disclosed in note 5 (h) in our Form 10-Q filing for the quarter ended September 30, 2019.

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor

Alfred Poor

Chief Executive Officer

cc: William N. Haddad, Esq., Venable LLP